18001087

SEC
Mail Processing
Section

DEC 19 2017

Washington DC
416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-48506

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/16 AND ENDING 10/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOUGLAS SCOTT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 ALMA DRIVE, SUITE 110A
(No. and Street)

PLANO	TX	75075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JODI ROSENBERG 972-235-8468
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP
(Name – *if individual, state last, first, middle name*)

8750 N. CENTRAL EXPWY, #300	DALLAS	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JEFFREY MANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

DOUGLAS SCOTT SECURITIES, INC., as of OCTOBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JODI ROSENBERG
Notary Public, State of Texas
Comm. Expires 09-02-2020
Notary ID 130807000

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPPLEMENTAL INFORMATION

DOUGLAS SCOTT SECURITIES

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Sole Director
Douglas Scott Securities, Inc.

We have audited the accompanying statement of financial condition of Douglas Scott Securities, Inc. (the Company) as of October 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Douglas Scott Securities, Inc. as of October 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Douglas Scott Securities, Inc.'s financial statements. The information in Schedule I is the responsibility of Douglas Scott Securities, Inc.'s management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
December 14, 2017

DOUGLAS SCOTT SECURITIES, INC.

Statement of Financial Condition

October 31, 2017

ASSETS

Cash	$	29,895
Advances to employees		6,000
Property and Equipment, net of accumulated depreciation of $4,141		0
Total Assets	$	35,895

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	6,829
Total liabilities		6,829
Stockholder's equity:		
Common Stock, 100,000 shares authorized with $.01 par value, 1,000 shares issued and outstanding		10
Additional paid-in capital		20,890
Retained eamings (deficit)		8,166
Total stockholder's equity		29,066
Total Liabilities and Stockholder's Equity	$	35,895

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.

Statement of Income

For the Year Ended October 31, 2017

Revenues:	
Concession income	$ 313,671
Reimbursement income	317,663
Interest Income	12
Total revenue	631,346
Expenses:	
Salaries and compensation	467,580
Communications	24,167
Occupancy and equipment costs	58,440
Regulatory fees and expenses	32,093
Other expenses	34,546
Total expenses	616,826
Net income before taxes	14,520
Provision for income taxes	0
Net Income	$ 14,520

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended October 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at October 31, 2016	$ 10	$ 20,890	$ (6,354)	$ 14,546
Net Income			14,520	14,520
Balances at October 31, 2017	$ 10	$ 20,890	$ 8,166	$ 29,066

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.

Statement of Cash Flows

For the Year Ended October 31, 2017

Cash Flows from Operating Activities	
Net income	$ 14,520
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in advances to employees	(748)
Increase in accrued expenses	1,857
Net cash used by operating activities	15,629
Cash Flows from Investing Activities	
Cash Flows from Financing Activities	
Net increase in cash	15,629
Beginning cash	14,266
Ending cash	$ 29,895

Supplemental Disclosures

There was no cash paid for income taxes or interest.

The accompanying notes are an intergral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Douglas Scott Securities, Inc., (the "Company"), is a direct participation broker-dealer registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). All of the Company's concession income is generated through the sale of oil and gas energy development programs for Hill Country Exploration, Inc., ("Affiliate"). The Company's customers are located throughout the United States.

Revenue Recognition

Concession income is recognized when minimum offering investment requirements are met and escrowed funds are released to the issuer. Related commission expense is recognized when related concession income is recognized.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The State of Texas requires enterprises to pay a tax based on their taxable margin. The taxable margin is the lesser of: (a) 70% of revenue or, (b) 100% of revenue less (i) the cost of goods sold or (ii) compensation. Such tax is considered to be a state income tax for financial reporting purpose.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negation of litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated absences have not been accrued because the amount cannot be reasonable estimated.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At October 31, 2017, the Company had net capital of approximately $23,066, and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Income Taxes

The components of the provision (benefit) for income taxes are as follows:

Current:	
Federal	0
State	-
Total Current	0
Deferred:	
Federal	0
State	-
Total Deferred	0
Net Current and Deferred Tax Expense	$0

Net operating losses incurred in prior years that may be used to offset future federal taxable income expire as follows:

Year Expiring	
2032	$ 6,872
2034	21,647
2036	20,020
	$48,539

Significant components of the Company's deferred tax assets are as follows:

Deferred tax assets:	
Net operating losses	$7,135
Less: valuation allowance	(7,135)
	$0

Note 3 – Income Taxes, continued

The Company has established a valuation allowance for uncertainties regarding the realization of net deferred tax assets. The valuation allowance decreased $3,694 during the year ended October 31, 2017. The difference between the provision for income taxes and the amount that would result from applying the Federal statutory tax rate to income before provision for income taxes is primarily due to state taxes, nondeductible items, and deferred tax assets not benefited.

Note 4 – Related Party Transactions

All concession income for the year ended October 31, 2017 was earned from sales of partnership interest in program sponsored by Affiliates. The Company also has expense sharing agreements with these Affiliates whereby they provide office space and incur certain general and administrative expenses for the benefit of the Company. The Company reports these expenses and related reimbursement income in the statement of income.

As described in the preceding paragraph, the Company is economically dependent on Affiliates. The Company's financial position and results of operations could be significantly different if the Company was independent of Affiliates.

Note 5 – Defined Contribution Plan

The Company maintains a 401(k) profit sharing plan covering all eligible employees. The Company elected not to make profit sharing or matching contributions for the year ended October 31, 2017.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of

October 31, 2017

Schedule I

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2017

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 29,066
Add:	
Other deductions or allowable credits	
Total capital and allowable subordinated liabilities	29,066
Deductions and/or charges	
Non-allowable assets:	
Advances to Employees	(6,000)
Net capital before haircuts on securities positions	23,066
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Net capital	$ 23,066

Aggregate Indebtedness

Items included in statement of financial condition	
Accrued Liabilites	$ 6,829
Total aggregate indebtedness	$ 6,829

The accompanying notes are an intergral part of these financial statements.

Schedule I (continued)

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2017

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	455
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of minimum required	$	18,066
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement	$	17,066
Ratio: Aggregate indebtedness to net capital	0.30	to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's Focus II-A Report.

The accompanying notes are an intergral part of these financial statements.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Sole Director
Douglas Scott Securities, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Douglas Scott Securities, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(i) (the exemption provisions) under which Douglas Scott Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Douglas Scott Securities, Inc. stated that Douglas Scott Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Douglas Scott Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Douglas Scott Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
December 14, 2017

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of Douglas Scott Securities, Inc. (the "Company"), are responsible for complying with the requirements of 17 C.F.R. §15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as October 31, 2017 and during the period from November 1, 2016 through October 31, 2017. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1. The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(i) as the Company is a broker or dealer, who does not carry customer margin accounts and does not hold funds or securities for, or owe money or securities to, customers. Because the Company does not have customers, the Company does not have a bank account designated as "Special Account for the Exclusive Benefit of Customers of Douglas Scott Securities, Inc."

2. The Company met the identified exemption provisions throughout the most recent fiscal year ended October 31, 2017 without exception.

Douglas Scott Securities, Inc.

Jeffrey Mann, President

11/19/17

Date

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Sole Director
Douglas Scott Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, and related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by Douglas Scott Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7B) for the year ended October 31, 2017, solely to assist you and SIPC in evaluating Douglas Scott Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7B). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended October 31, 2017 with the Total Revenue amount reported in Form SIPC-7B for the year ended October 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7B with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting any differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7B. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
December 14, 2017

SIPC-7B

(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B

(34-REV 6/17)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-048506 FINRA OCTOBER
DOUGLAS SCOTT SECURITIES INC
1700 ALMA DRIVE, STE 110-A
PLANO, TX 75075

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JODI ROSENBERG 972.235.8468

2. A. General Assessment (item 2f from page 2) $ 0.00

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (**exclude interest**) (0.00)

____
Date Paid

C. Less prior overpayment applied (669.55)

D. Assessment balance due or (overpayment) 0.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 0.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(669.55)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DOUGLAS SCOTT SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF COMPLIANCE OFFICER
(Title)

Dated the 30th day of November, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.	TOTAL REVENUE	beginning 11/01/16 and ending ~~12/31/16~~	beginning 1/1/17 and ending ~~10/31/17~~
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 631,346 (the sum of both periods)	$ 130,626	$ 500,720
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions		130,626	500,720
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ALL OIL & GAS DPP RELATED REVENUES (Deductions in excess of $100,000 require documentation)		130,626	500,708
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ / $		
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ / $		
Enter the greater of line (i) or (ii)			
Total deductions			
2d. SIPC Net Operating Revenues		$ 0	$ 12
2e. General Assessment at applicable rate for assessment period.		$ 0.00 @.0025	$ 0.00 @.0015
2f. Total General Assessment add both columns.		$ 0.00 (to page 1, line 2.A.)	

[redacted]

DOUGLAS SCOTT SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED OCTOBER 31, 2017

DOUGLAS SCOTT SECURITIES
Wealth through Energy, Now.

Member
FINRA

Member
SIPC

December 18, 2017

SEC
Mail Processing
Section

DEC 19 2017

Washington DC
416

VIA FEDEX

Attn: Registrations Branch
Securities & Exchange Commission
100 F. Street NE
Washington, DC 20549

RE: Douglas Scott Securities, Inc.
CRD # 39032

Dear Sir or Madam:

Enclosed please find two copies of the annual audited report pursuant to the Rule 17a-5(d) dated October 31, 2017. If you have any questions please call me at 972-235-8468 x-100.

Sincerely,

Jodi Rosenberg
Chief Compliance Officer

1700 Alma Drive, Suite 110-A, Plano, TX 75075
P (972) 235-8468 F (972) 235-2621
www.douglasscottsecurities.com